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Exhibit 99.(a)(1)(e)(e)

June 23, 2005

Dear Synopsys Stock Option holder,

Our records indicate that you either elected not to participate in the Synopsys Stock Option Exchange Program that expired on June 22, 2005 or did not affirmatively elect either way by that date (which has the same effect as an affirmative election not to participate in the program). We are providing you with this notice as a confirmation of your non-participation in the program.

As a result, you will retain your current stock options subject to their original terms and will not receive any new options.

If you have any questions, please contact Shareholder Services by email at stock@synopsys.com or by phone at (US) 650-584-1964.

Sincerely,

Synopsys Shareholder Services

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  Exhibit 99.(a)(1)(e)(e)